UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,

Weybridge, Surrey, KT13 0NY

United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-297789 AND 333-297789-02) AND FORM S-8 (FILE NO. 333-267647). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENTS AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated August 12, 2026 among Haleon US Capital LLC, Haleon plc, Barclays Capital Inc., BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and Mizuho Securities USA LLC.
4.1	Indenture, dated August 21, 2026, among Haleon plc, Haleon US Capital LLC, Haleon UK Capital plc, and Deutsche Bank Trust Company Americas, as trustee.
4.2	Officer’s Certificate of Haleon US Capital LLC pursuant to Sections 102 and 301 of the Indenture dated as of August 21, 2026, setting forth the terms of the (i) 4.625% Senior Fixed Rate Notes due 2029, (ii) 4.875% Senior Fixed Rate Notes due 2031 and (iii) 5.375% Senior Fixed Rate Notes due 2036.
4.3	Form of 4.625% Fixed Rate Note due 2029 and Guarantee.
4.4	Form of 4.875% Fixed Rate Note due 2031 and Guarantee.
4.5	Form of 5.375% Fixed Rate Note due 2036 and Guarantee.
5.1	Opinion of Sullivan & Cromwell LLP, English solicitors to Haleon US Capital LLC and Haleon plc, as to certain matters of English law.
5.2	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Haleon US Capital LLC and Haleon plc, as to certain matters of New York law.
23.1	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5.1).
23.2	Consent of Sullivan & Cromwell LLP (included as part of Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)

Dated: August 21, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary